Room 4561
Via fax 011-86-10-6442-1210

August 21, 2008

Remington Hu
Chief Financial Officer
Yucheng Technologies Limited
3F Tower B, Beijing Financial Trust Building
Anding Road, Chao Yang District
Beijing 100029, P.R. China

> **Re: Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed May 5, 2008**
> **File no. 1-33134**

Dear Mr. Hu:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 100

1.   We note your statement that the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are "partially ineffective." It remains unclear whether your chief executive officer

and chief financial officer have concluded that your disclosure controls and procedures are effective or ineffective. In this regard, the chief executive officer and chief financial officer should not state that the Company's disclosure controls and procedures were partially ineffective due to the significant deficiency that has been identified. Rather, they must take the significant deficiency into account when concluding whether the disclosure controls and procedures are effective or ineffective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the significant deficiency identified. Or, if true, you can state that given the significant deficiency identified, your disclosure controls and procedures are not effective.

2.   We also note management's conclusion that your disclosure controls and procedures were "partially ineffective in providing reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC," is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule also requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

3.   Please tell us how you considered disclosing in greater detail the nature of the significant deficiency identified in your disclosure. In addition, tell us how you considered disclosing the specific steps that the Company has taken, or intends to take in the future, to remediate the significant deficiency. In addition, you should provide an estimated timetable for remediation and any associated material costs.

Management's Annual Report on Internal Control Over Financial Reporting, page 100

4.   We note that your management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007, notwithstanding your identification of a significant deficiency. Please tell us how your

management can conclude that the Company's internal control over financial reporting is effective when a significant deficiency exists in the Company's internal control over financial reporting.

Consolidated Statements of Income, page F-4

5.   We note on page F-19 that your customers purchase bundled solutions that include products (software and hardware) and services. We also note on the face of the income statement that you classify revenues as IT solutions and services and System integration. Tell us how you considered classifying revenues, as well as cost of revenues, from these arrangements in your statements of operations as either product or services in accordance with Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

6.   You indicate that IT solution and services is generated from customers purchasing bundled arrangements that include the Company's software and third party hardware. You also indicate that the bundled arrangement includes services that require significant modification and you recognize revenue from the entire arrangement using contract accounting. Please tell us if you offer bundled arrangements where services are not considered essential to the software's functionality where the software and hardware elements are recognized upon delivery. If so, tell us how the arrangement fee is allocated to each element and how you determine vendor specific objective evidence (VSOE) of fair value for each element pursuant to the guidance under SOP 97-2 and EITF 00-21. Also, tell us what percentage of your revenue is generated from the sale of software licenses and provide a detailed description of your software license terms (i.e. term vs. perpetual license).

7.   You also indicate that your bundled solutions include post-contract support (PCS) and training. Tell us if you allocate and defer PCS and training revenue based on the VSOE of fair value. If so, please explain your methodology and assumptions used to determine VSOE of fair value for PCS, training and any other undelivered elements in your multiple element arrangements and the general terms of for those elements. In this regard, please describe the process you use to evaluate the various factors that affect your VSOE including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraphs 10 and 57 of SOP 97-2 and TPA 5100.49.

8.   We note your disclosure on page F-20 where you indicate that revenues from sale of IT equipment to end users are recorded on net basis because the Company is not a primary obligor, does not take inventory risk and does not have latitude to establish pricing or supplier selection with respect to IT equipment and software delivered to end users pursuant to the guidance in EITF 99-19. We also note your disclosure on page 65 where you indicate that the cost of revenues for system integration consists of third-party hardware and software purchased for your clients. Based on this disclosure, it appears that you are recording third-party hardware and software sales for system integration on a gross basis. Clarify whether you recognize revenue for sales of third-party hardware and software under your system integration arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

9.   We note on page 8 that you provide solutions and services to different provincial branch offices of China Construction Bank as well as its head office and that these engagements are under separate and independent contracts. We also note on page 37 that large multi-year projects are usually separated into different phases and each phase is covered by separate contracts. Clarify whether these types of engagements are closely interrelated or whether elements in one contract are essential to the functionality of an element in another contract and if so, how this impacts revenue recognition. In your response, tell us how you considered the guidance under paragraph 2 of EITF 00-21 and TPA 5100.39 in determining whether these contracts should be accounted for as a single arrangement.

10.   On page 31, you indicate that in 2007, the Company launched its POS merchant acquiring business which includes deploying POS terminals and processing credit and debit card payments through POS terminals in collaboration with banks. Please tell us in detail the terms and nature of such service offering and explain your revenue recognition policy. Also, tell us the specific accounting literature applied in supporting your conclusion.

11.   You also indicate on page 31 that you enter into revenue sharing arrangements with collaborating banks. Clarify whether you recognize revenue under these revenue sharing arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

12.   We note on page 13 that you recently began providing Application Services Provider (ASP) services to customers for a fixed annual fee and will share revenues with China Financial Certification Authority (CFCA). Tell us your

intended revenue recognition policy for these arrangements and clarify whether you will recognize revenue under the revenue sharing arrangements with CFCA on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining whether to record revenue on a gross or net basis.

13.   We also note on page 38 that you will provide customization to the ASP platform for your customers and expect to receive a fee for such customization. Tell us how you intend to recognize revenue related to these up-front fees. Also, clarify whether you will incur any set-up/customization costs associated with these arrangements and if so, tell us how you plan to account for these costs.

Note 16. Reserves, page F-36

14.   We note your discussion on page F-36 in regard to restrictions imposed by the PRC for the payment of dividends. Tell us how you considered the requirements of Item 18 of Form 20-F and Schedule I of Rule 5-04(c) of Regulation S-X in determining whether parent company only financial statements should be included in the Company's Form 20-F.

Exhibits 12.1 and 12.2

15.   Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481, Patrick Gilmore at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief